 Filed Pursuant to Rule 253(g)(2)
File No. 024-10510

GK INVESTMENT HOLDINGS, LLC

SUPPLEMENT NO. 1 DATED DECEMBER 28, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Holdings, LLC (“we,” “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on the same date, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our anticipated investment in 2700 Ygnacio.

Investment in 2700 Ygnacio

On December 22, 2016, we, through our subsidiary, 2700 Ygnacio Partners, LLC, or Ygnacio Partners, entered into an Assignment of Purchase and Sale Agreement, or the Assignment, with GK Development, Inc., or GK Development, our manager, pursuant to which GK Development assigned to Ygnacio Partners that certain Purchase and Sale Agreement, as amended, or the PSA, to acquire an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from Pacific 2700 Ygnacio Corporation. The purchase price for 2700 Ygnacio will be $15,000,000, subject to customary adjustments and prorations, of which we anticipate approximately $11,325,000 will be funded by a first mortgage loan secured by 2700 Ygnacio. We expect to invest approximately $4,675,000 of equity in 2700 Ygnacio, including acquisition fees, financing fees and other closing costs aggregating approximately $1,000,000, which will be funded out of the proceeds of our bond offering, pursuant to Regulation A, or the Bond Offering.

The PSA provides for two options to extend the closing date as follows:

I.	until December 30, 2016, with GK Development releasing $500,000 of the $855,000 escrow deposit, or the Escrow, with Chicago Title Insurance Company, or the Escrow Holder, to the Seller on or before December 9, 2016, which extension was exercised by GK Development;

II.	until January 31, 2017, based on Ygnacio Partners delivering the following: (a) a written notice, on or before December 29, 2016, to the Seller and Escrow Holder, of its election to extend the closing date until January 31, 2017; (b) a payment to the Escrow Holder on or before December 29, 2016 an amount of $150,000, or the Second Extension Deposit; and (c) a written notice to the Escrow Holder to release all remaining funds, totaling $505,000, in the Escrow and the Second Extension Deposit to the Seller, which extension we anticipate causing Ygnacio Partners to exercise.

All amounts released to the Seller from Escrow will be applied at closing to the purchase price of 2700 Ygnacio.

Concurrently with the entry into the Assignment, Ygnacio Partners entered into that certain Promissory Note with GK Development, dated as of December 22, 2016, for an amount of $855,000, or the Note; with such funds being used to fund the Escrow. The Note carries an interest rate of seven percent (7%) and will mature at such time as GK Development determines, or the Maturity Date. After the Maturity Date, the Note will carry an interest rate of eight percent (8%). Interest is payable on the 15th of each month, beginning January 15, 2017. Concurrently with the closing of 2700 Ygnacio, we anticipate causing Ygnacio Partners to repay the Note, assuming there are sufficient proceeds from the Bond Offering to do so.

2700 Ygnacio is a three-story, Class A office building with 107,970 rentable square feet. It is 90% leased with a weighted average lease term remaining of 3.0 years. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property.